SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                         IntercontinentalExchange, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    45865V100
                                 (CUSIP Number)

                               Ben I. Adler, Esq.
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 17, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                      ---------------------
CUSIP NO. 45865V100                                         PAGE 2 OF 7 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              3,086,643
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                3,178,444
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,178,444
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC-CO
--------------------------------------------------------------------------------

                               Page 2 of 7 Pages

This Amendment No. 3, filed by The Goldman Sachs Group, Inc. ("GS Group"), amends and supplements the Statement on Schedule 13D filed by GS Group on December 1, 2005 (the "Initial Schedule 13D"), Amendment No. 1 to Schedule 13D filed by GS Group on March 23, 2006 ("Amendment No. 1") and Amendment No. 2 to
Schedule 13D filed by GS Group on July 26, 2006 ("Amendment No. 2"), in each case with respect to the common stock, par value $0.01 per share (the "Common Stock"), of IntercontinentalExchange, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

On October 17, 2006, GS Group sold 600,000 shares of Common Stock in accordance with Rule 144(k). On October 18, 2006, GS Group sold an additional 452,800 shares of Common Stock in accordance with Rule 144(k). After giving effect to these sales, GS Group is deemed to beneficially own 3,178,444 shares of Common Stock, of which 3,052,399 are held by GS Group directly, and 34,180 are held by Goldman Sachs International ("GSI"), a wholly-owned subsidiary of GS Group. Of the remaining 91,865 shares, GS Group is deemed to beneficially own (i) 91,801 shares of Common Stock held in client accounts with respect to which Goldman Sachs & Co., a direct and indirect wholly-owned subsidiary of GS Group ("Goldman Sachs"), or employees of Goldman Sachs have investment discretion ("Managed Accounts") and (ii) 64 shares of Common Stock acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.

As of the date of this Statement, neither the Reporting Person, nor, to the knowledge and belief of the Reporting Person, any of the persons listed on
Schedule I hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D, except as and to the extent described below.

GS Group expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Subject to such evaluation, GS Group may sell additional shares of Common Stock pursuant to Rule 144(k). GS Group reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, GS Group (and its affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by it from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the shares of Common Stock or other securities and/or may distribute in kind to its affiliates shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time. To the knowledge of GS Group, each of the persons listed on
Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Based on the information provided in the Company's Form 10-Q for the fiscal period ended June 30, 2006, there were 56,548,494 shares of Common Stock outstanding as of July 26, 2006.

As of October 18, 2006, after giving effect to the sales described in Item 4 above (on October 17, 2006 and October 18, 2006), GS Group is deemed to beneficially own 3,178,444 shares of Common Stock, representing 5.6% of the outstanding Common Stock, of which 3,052,399 shares are held by GS Group directly, and 34,180 are held by GSI. Of the remaining 91,865 shares, GS Group is deemed to beneficially own (i) 91,801 shares of Common Stock held in Managed Accounts and (ii) 64 shares of Common Stock acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(b) GS Group had sole power to vote or direct the vote of 3,086,643 of the shares of Common Stock to which this Schedule 13D relates, and sole power to dispose or direct the disposition of the 3,178,444 shares of Common Stock to which this Schedule 13D relates.

(c) Schedule III sets forth the transactions in the shares of Common Stock that have been effected during the period from August 18, 2006 through October 18, 2006. Except as described above, all of the transactions set forth on Schedule III were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the shares of Common Stock, described in
Schedule III, were effected on the New York Stock Exchange or the over-the-counter market.

Except as described above, no transactions in the shares of Common Stock were effected by GS Group, or, to its knowledge, any of the persons listed on
Schedule I hereto  during the period from August 18,  2006  through  October 18,
2006.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by GS Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by GS Group.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

REGISTRATION RIGHTS AGREEMENT

GS Group is a party to a Registration Rights Agreement, dated November 21, 2005, by and among the Company and certain of its stockholders (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register shares of Common Stock that GS Group and the other stockholders that are parties to the agreement (together, the "Designated Stockholders") may receive upon conversion of their A2 Shares from time to time following the IPO under the circumstances described below.

Once the Company is eligible to use Form S-3 to register Company securities, the Designated Stockholders will have the right to request an unlimited number of registrations on Form S-3, provided that any such request is received from one or more Designated Stockholders as a group holding 25% or more of the shares subject to registration. Each of the Designated Stockholders other than those originally requesting registration can request to participate in, or "piggy-back" on, any registration on Form S-3. If the Company files a registration statement (on Form S-3 or otherwise) for an offering of common stock by it or by other stockholders other than the Designated Stockholders, the Company is required to offer the Designated Stockholders the opportunity to register their registrable shares.

The registration rights of the Designated Stockholders are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Company's right to delay or withdraw a registration statement under specified circumstances. In addition, the Company is not obligated to effect more than two S-3 registrations in any 12-month period or any S-3 registration if the participating holders propose to sell their registrable shares at an aggregate price to the public of less than $20.0 million.

Other than underwriting discounts and commissions and brokers' commissions, the Company will pay all registration expenses in connection with one S-3 registration per year, whether or not such registration becomes effective, unless the registration is withdrawn at the request of a majority of the participating stockholders. If more than one S-3 registration is invoked per year, all registration expenses for the additional registration will be borne by the participating stockholders pro rata.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Statement and incorporated by reference in its entirety to this Item 6. Except as described herein, neither GS Group, nor, to the knowledge of GS Group, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit    Description
-------    -----------

   1. Registration Rights Agreement, dated as of November 21, 2005, by and among the Company and the parties listed in Annex A thereto (incorporated by reference to the Initial Schedule 13D, filed December 1, 2005).

   2. Power of Attorney, dated May 23, 2006, relating to The Goldman Sachs Group, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of GS Group, GS Group certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 20, 2006


                                                   THE GOLDMAN SACHS GROUP, INC.

                                                   By: /s/ Yvette Kosic
                                                       Name:  Yvette Kosic
                                                       Title: Attorney-in-Fact

                                   SCHEDULE I
                                   ----------


     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                               Present Principal Occupation
--------------------------------------------------------------------------------

Lloyd C. Blankfein                 Chairman of the  Board  and  Chief  Executive
                                   Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn                       President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.

Jon Winkelried                     President  and  Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.

Lord Browne of Madingley           Group Chief Executive of BP p.l.c.

John H. Bryan                      Retired Chairman and  Chief Executive Officer
                                   of Sara Lee Corporation

Claes Dahlback                     Senior Advisor to Investor AB  and  Executive
                                   Vice Chairman of W Capital Management

Stephen Friedman                   Senior Advisor to Stone Point Capital

William W. George                  Professor  of  Management  Practice   at  the
                                   Harvard Business School, Retired Chairman and
                                   Chief Executive Officer of Medtronic, Inc.

James A. Johnson                   Vice Chairman of Perseus, L.L.C.

Lois D. Juliber                    Retired  Vice Chairman  of  Colgate-Palmolive
                                   Company

Edward M. Liddy                    Chairman of the  Board  and  Chief  Executive
                                   Officer of The Allstate Corporation

Ruth J. Simmons                    President of Brown University

                                   SCHEDULE II
                                   -----------

     In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. ("Goldman Sachs"), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

     On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

     In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

                                  SCHEDULE III
                                  ------------

      Purchases    Sales        Price     Trade Date   Settlement Date
--------------------------------------------------------------------------------
                      13       61.5500     8/28/2006      8/31/2006
                     100       61.4800     8/28/2006      8/31/2006
                   2,332       61.9500     8/29/2006       9/1/2006
                   1,000       61.5900     8/29/2006       9/1/2006
                     500       61.5900     8/29/2006       9/1/2006
                     300       61.5900     8/29/2006       9/1/2006
                     100       61.5900     8/29/2006       9/1/2006
                   7,000       61.5900     8/29/2006       9/1/2006
                     100       61.5900     8/29/2006       9/1/2006
                   1,000       61.5900     8/29/2006       9/1/2006
                   1,300       61.5900     8/29/2006       9/1/2006
                     600       61.5900     8/29/2006       9/1/2006
                     500       61.5900     8/29/2006       9/1/2006
                   1,400       61.5900     8/29/2006       9/1/2006
                   1,000       61.5900     8/29/2006       9/1/2006
                   1,000       61.5900     8/29/2006       9/1/2006
                     400       61.5900     8/29/2006       9/1/2006
                   2,200       61.5900     8/29/2006       9/1/2006
                      28       62.3600     8/30/2006       9/5/2006
       2,332                   63.2600     8/31/2006       9/6/2006
                     100       63.5700      9/1/2006       9/7/2006
                     100       63.6600      9/1/2006       9/7/2006
                     100       63.7000      9/1/2006       9/7/2006
                     100       63.7000      9/1/2006       9/7/2006
                     100       63.6900      9/1/2006       9/7/2006
                     100       63.7500      9/1/2006       9/7/2006
                     100       63.6900      9/1/2006       9/7/2006
                     100       63.6900      9/1/2006       9/7/2006
                     100       63.6300      9/1/2006       9/7/2006
                     100       63.6900      9/1/2006       9/7/2006
                     200       63.6200      9/1/2006       9/7/2006
                     100       63.7000      9/1/2006       9/7/2006
                     100       63.6200      9/1/2006       9/7/2006
                     100       63.6200      9/1/2006       9/7/2006
                     100       63.5700      9/1/2006       9/7/2006
                       7       63.6500      9/1/2006       9/7/2006
                      93       63.6500      9/1/2006       9/7/2006
       1,700                   63.6752      9/1/2006       9/7/2006
                      17       65.3700      9/5/2006       9/8/2006
                      19       65.0000      9/6/2006      9/11/2006
                     100       64.4700      9/7/2006      9/12/2006
                     100       64.5000      9/7/2006      9/12/2006
                     100       64.9400      9/7/2006      9/12/2006
                     100       64.9500      9/7/2006      9/12/2006
                     100       64.5000      9/7/2006      9/12/2006
                     100       64.6700      9/7/2006      9/12/2006
                     100       64.1600      9/7/2006      9/12/2006
                     100       64.4600      9/7/2006      9/12/2006
                     100       64.6500      9/7/2006      9/12/2006
                     100       64.4800      9/7/2006      9/12/2006
                     100       64.1400      9/7/2006      9/12/2006

                     100       64.8800      9/7/2006      9/12/2006
                     100       64.7300      9/7/2006      9/12/2006
                     100       64.7300      9/7/2006      9/12/2006
                     100       64.7300      9/7/2006      9/12/2006
                     100       64.1300      9/7/2006      9/12/2006
                     300       64.1200      9/7/2006      9/12/2006
                     100       64.2100      9/7/2006      9/12/2006
                     100       64.3500      9/7/2006      9/12/2006
                     100       64.2100      9/7/2006      9/12/2006
                     100       64.2400      9/7/2006      9/12/2006
                     100       64.2600      9/7/2006      9/12/2006
                     100       64.1200      9/7/2006      9/12/2006
                     100       64.1100      9/7/2006      9/12/2006
                     129       64.1200      9/7/2006      9/12/2006
                     100       64.1200      9/7/2006      9/12/2006
                     100       63.3900     9/11/2006      9/14/2006
                     100       63.4000     9/11/2006      9/14/2006
                     100       63.6300     9/11/2006      9/14/2006
                     100       63.4600     9/11/2006      9/14/2006
                     100       63.6100     9/11/2006      9/14/2006
                     100       63.9400     9/11/2006      9/14/2006
                     100       63.4600     9/11/2006      9/14/2006
                     100       63.7300     9/11/2006      9/14/2006
                     100       64.0100     9/11/2006      9/14/2006
                     100       64.0700     9/11/2006      9/14/2006
                     100       63.6500     9/11/2006      9/14/2006
                     100       63.9500     9/11/2006      9/14/2006
                     100       63.3700     9/11/2006      9/14/2006
       1,300                   63.6268     9/11/2006      9/14/2006
                     200       63.2439     9/12/2006      9/15/2006
         100                   62.8900     9/12/2006      9/15/2006
                      30       63.2900     9/12/2006      9/15/2006
                     189       63.2900     9/12/2006      9/15/2006
         100                   64.6800     9/13/2006      9/18/2006
         219                   64.6300     9/14/2006      9/19/2006
         100                   70.8400     9/15/2006      9/20/2006
         200                   70.8400     9/15/2006      9/20/2006
         300                   70.9200     9/15/2006      9/20/2006
         300                   70.9300     9/15/2006      9/20/2006
         300                   70.9200     9/15/2006      9/20/2006
         100                   70.9200     9/15/2006      9/20/2006
         100                   70.9300     9/15/2006      9/20/2006
         300                   70.9900     9/15/2006      9/20/2006
         300                   70.9500     9/15/2006      9/20/2006
         300                   70.9400     9/15/2006      9/20/2006
         200                   70.9300     9/15/2006      9/20/2006
         100                   70.9300     9/15/2006      9/20/2006
         300                   70.8300     9/15/2006      9/20/2006
         100                   70.7900     9/15/2006      9/20/2006
         200                   70.8000     9/15/2006      9/20/2006
         300                   70.8400     9/15/2006      9/20/2006
         100                   70.9600     9/15/2006      9/20/2006
         200                   70.9800     9/15/2006      9/20/2006
         100                   70.8200     9/15/2006      9/20/2006
         200                   70.8200     9/15/2006      9/20/2006
         100                   70.8200     9/15/2006      9/20/2006
         200                   70.8300     9/15/2006      9/20/2006
         300                   70.8300     9/15/2006      9/20/2006
         300                   70.8200     9/15/2006      9/20/2006
         300                   71.1000     9/15/2006      9/20/2006
         100                   71.0300     9/15/2006      9/20/2006
         200                   71.0500     9/15/2006      9/20/2006
         300                   71.1200     9/15/2006      9/20/2006

         300                   71.1600     9/15/2006      9/20/2006
         300                   71.1500     9/15/2006      9/20/2006
         300                   71.1500     9/15/2006      9/20/2006
         300                   71.3000     9/15/2006      9/20/2006
         471                   71.3000     9/15/2006      9/20/2006
         200                   71.3000     9/15/2006      9/20/2006
         200                   71.2100     9/15/2006      9/20/2006
         200                   71.2600     9/15/2006      9/20/2006
       1,300                   71.2500     9/15/2006      9/20/2006
         100                   71.2600     9/15/2006      9/20/2006
         300                   71.2100     9/15/2006      9/20/2006
         300                   71.0000     9/15/2006      9/20/2006
         200                   71.2900     9/15/2006      9/20/2006
         100                   71.2900     9/15/2006      9/20/2006
         500                   71.2900     9/15/2006      9/20/2006
         400                   71.2900     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
       6,500                   70.2500     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
         200                   70.2500     9/15/2006      9/20/2006
       2,000                   70.2500     9/15/2006      9/20/2006
         300                   70.2500     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
         300                   70.2500     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
         100                   70.2500     9/15/2006      9/20/2006
          27                   74.3500     9/15/2006      9/20/2006
                      27       74.3425     9/15/2006      9/20/2006
                     189       74.3500     9/15/2006      9/20/2006
                      15       74.3500     9/15/2006      9/20/2006
                     120       77.3600     9/18/2006      9/21/2006
                   1,000       75.0100     9/19/2006      9/22/2006
                     200       75.0000     9/19/2006      9/22/2006
                     300       75.0100     9/19/2006      9/22/2006
                     500       75.0000     9/19/2006      9/22/2006
                     500       75.0000     9/19/2006      9/22/2006
         100                   73.1500     9/20/2006      9/25/2006
         104                   73.1500     9/20/2006      9/25/2006
       8,200                   74.3100     9/22/2006      9/27/2006
                     200       74.3700     9/22/2006      9/27/2006
                     200       73.8500     9/22/2006      9/27/2006
                     100       74.4300     9/22/2006      9/27/2006
                     100       73.5100     9/22/2006      9/27/2006
                     100       74.8600     9/22/2006      9/27/2006
                     100       74.3000     9/22/2006      9/27/2006
                     200       74.3600     9/22/2006      9/27/2006
                     100       74.5900     9/22/2006      9/27/2006
                     200       74.4700     9/22/2006      9/27/2006
                     200       74.9400     9/22/2006      9/27/2006
                     100       73.8200     9/22/2006      9/27/2006
                     100       74.3600     9/22/2006      9/27/2006
                     100       74.3600     9/22/2006      9/27/2006
                     200       74.3300     9/22/2006      9/27/2006
                     100       74.0900     9/22/2006      9/27/2006
                     200       74.3600     9/22/2006      9/27/2006
                     200       74.9100     9/22/2006      9/27/2006
                     100       74.9700     9/22/2006      9/27/2006
                     100       74.4400     9/22/2006      9/27/2006
                     200       74.7600     9/22/2006      9/27/2006
                     100       74.6400     9/22/2006      9/27/2006
                     100       74.6600     9/22/2006      9/27/2006

                     200       74.7800     9/22/2006      9/27/2006
                     200       74.8900     9/22/2006      9/27/2006
                     100       74.7500     9/22/2006      9/27/2006
                     100       73.9200     9/22/2006      9/27/2006
                     100       74.3000     9/22/2006      9/27/2006
                     200       74.4700     9/22/2006      9/27/2006
                     300       74.4000     9/22/2006      9/27/2006
                     300       73.9300     9/22/2006      9/27/2006
                     100       74.4000     9/22/2006      9/27/2006
                     200       74.9900     9/22/2006      9/27/2006
                     300       73.4000     9/22/2006      9/27/2006
                     100       74.3300     9/22/2006      9/27/2006
                     100       74.8400     9/22/2006      9/27/2006
                     100       73.5100     9/22/2006      9/27/2006
                     200       74.7500     9/22/2006      9/27/2006
                     200       74.9600     9/22/2006      9/27/2006
                     200       74.9900     9/22/2006      9/27/2006
                     100       73.9500     9/22/2006      9/27/2006
                     200       74.3000     9/22/2006      9/27/2006
                     100       73.9200     9/22/2006      9/27/2006
                     100       74.3600     9/22/2006      9/27/2006
                     100       74.8300     9/22/2006      9/27/2006
                     200       74.9600     9/22/2006      9/27/2006
                     100       74.5200     9/22/2006      9/27/2006
                     100       73.5100     9/22/2006      9/27/2006
                     200       74.9600     9/22/2006      9/27/2006
                     100       75.0600     9/22/2006      9/27/2006
                     100       74.9300     9/22/2006      9/27/2006
                     200       74.9900     9/22/2006      9/27/2006
                     100       75.2300     9/22/2006      9/27/2006
                     100       75.0100     9/22/2006      9/27/2006
                     100       74.9300     9/22/2006      9/27/2006
                     200       74.9300     9/22/2006      9/27/2006
                     100       74.1500     9/22/2006      9/27/2006
                      50       70.5600     9/25/2006      9/28/2006
         325                   69.4700     9/25/2006      9/28/2006
                     100       70.0100     9/26/2006      9/29/2006
                   3,400       71.6030     9/27/2006      10/2/2006
         300                   71.8300     9/27/2006      10/2/2006
         300                   71.6900     9/27/2006      10/2/2006
         100                   71.5400     9/27/2006      10/2/2006
         200                   71.6900     9/27/2006      10/2/2006
         100                   71.5400     9/27/2006      10/2/2006
         100                   71.4400     9/27/2006      10/2/2006
         200                   71.3700     9/27/2006      10/2/2006
         100                   71.8300     9/27/2006      10/2/2006
         200                   71.5400     9/27/2006      10/2/2006
         100                   71.5400     9/27/2006      10/2/2006
         100                   71.5400     9/27/2006      10/2/2006
         100                   71.5700     9/27/2006      10/2/2006
         100                   71.6900     9/27/2006      10/2/2006
         200                   71.5400     9/27/2006      10/2/2006
         100                   71.5000     9/27/2006      10/2/2006
         100                   71.5000     9/27/2006      10/2/2006
         100                   71.5000     9/27/2006      10/2/2006
         300                   71.5000     9/27/2006      10/2/2006
         300                   71.5000     9/27/2006      10/2/2006
         100                   71.5000     9/27/2006      10/2/2006
         200                   71.5000     9/27/2006      10/2/2006
                      12       71.3200     9/27/2006      10/2/2006
          49                   72.1600     9/28/2006      10/3/2006
                      48       71.4800     9/28/2006      10/3/2006
                      16       72.1100     9/28/2006      10/3/2006

                      30       72.1600     9/28/2006      10/3/2006
                     189       72.1600     9/28/2006      10/3/2006
          34                   75.0700     9/29/2006      10/4/2006
         101                   75.9700     10/2/2006      10/5/2006
          34                   74.4500     10/2/2006      10/5/2006
                     135       74.4500     10/2/2006      10/5/2006
                   1,428       77.2100     10/3/2006      10/6/2006
       1,428                   77.2100     10/3/2006      10/6/2006
          35                   77.2100     10/3/2006      10/6/2006
       1,428                   77.2100     10/3/2006      10/6/2006
                   1,428       77.2100     10/3/2006      10/6/2006
          30                   77.2100     10/3/2006      10/6/2006
          34                   81.2500     10/4/2006     10/10/2006
         100                   84.1100     10/5/2006     10/11/2006
         100                   84.1100     10/5/2006     10/11/2006
                     200       84.0525     10/5/2006      10/6/2006
          34                   84.0600     10/5/2006     10/11/2006
         189                   84.0600     10/5/2006     10/11/2006
          34                   85.4000     10/6/2006     10/12/2006
         100                   83.1500     10/6/2006     10/12/2006
         100                   85.4900     10/6/2006     10/12/2006
         100                   85.4000     10/6/2006     10/12/2006
         100                   84.4000     10/6/2006     10/12/2006
         100                   84.7400     10/6/2006     10/12/2006
                     189       87.8000    10/11/2006     10/16/2006
         400                   83.9000    10/12/2006     10/13/2006
                     400       83.8900    10/12/2006     10/17/2006
         100                   84.3500    10/12/2006     10/17/2006
         100                   85.0200    10/12/2006     10/17/2006
         100                   84.8000    10/12/2006     10/17/2006
         100                   84.1200    10/12/2006     10/17/2006
         100                   85.1400    10/12/2006     10/17/2006
         100                   84.4500    10/12/2006     10/17/2006
         100                   84.1300    10/12/2006     10/17/2006
         100                   84.4400    10/12/2006     10/17/2006
         100                   84.9700    10/12/2006     10/17/2006
         100                   85.0900    10/12/2006     10/17/2006
         200                   85.1400    10/12/2006     10/17/2006
         100                   84.3500    10/12/2006     10/17/2006
         100                   84.4000    10/12/2006     10/17/2006
         100                   84.7200    10/12/2006     10/17/2006
         100                   85.0400    10/12/2006     10/17/2006
         100                   85.2700    10/12/2006     10/17/2006
         100                   84.8000    10/12/2006     10/17/2006
         100                   84.9900    10/12/2006     10/17/2006
         100                   85.2100    10/12/2006     10/17/2006
         100                   84.4500    10/12/2006     10/17/2006
         100                   85.2800    10/12/2006     10/17/2006
         100                   85.3100    10/12/2006     10/17/2006
         100                   85.2500    10/12/2006     10/17/2006
         100                   84.3300    10/12/2006     10/17/2006
         100                   84.6800    10/12/2006     10/17/2006
         100                   84.7000    10/12/2006     10/17/2006
         100                   85.1400    10/12/2006     10/17/2006
         100                   84.0900    10/12/2006     10/17/2006
         100                   84.5700    10/12/2006     10/17/2006
         100                   85.2500    10/12/2006     10/17/2006
         100                   84.4100    10/12/2006     10/17/2006
         100                   84.6100    10/12/2006     10/17/2006
         100                   84.3300    10/12/2006     10/17/2006
         100                   84.9700    10/12/2006     10/17/2006
         100                   84.4300    10/12/2006     10/17/2006
         100                   84.9600    10/12/2006     10/17/2006

         200                   84.0900    10/12/2006     10/17/2006
         100                   84.5200    10/12/2006     10/17/2006
         100                   84.2200    10/12/2006     10/17/2006
         200                   84.7200    10/12/2006     10/17/2006
         100                   85.1700    10/12/2006     10/17/2006
         100                   84.8000    10/12/2006     10/17/2006
         100                   84.8300    10/12/2006     10/17/2006
         100                   85.1500    10/12/2006     10/17/2006
                   5,000       84.6212    10/12/2006     10/17/2006
          37                   86.5000    10/12/2006     10/17/2006
      10,990                   84.4798    10/12/2006     10/17/2006
         300                   84.2400    10/13/2006     10/18/2006
          33                   82.9700    10/13/2006     10/18/2006
          33                   77.3000    10/16/2006     10/19/2006
                     300       81.1100    10/17/2006     10/20/2006
                  10,300       80.8000    10/17/2006     10/20/2006
                     200       81.2100    10/17/2006     10/20/2006
                     600       80.6800    10/17/2006     10/20/2006
                   4,700       81.5500    10/17/2006     10/20/2006
                   6,000       81.1900    10/17/2006     10/20/2006
                     200       80.6200    10/17/2006     10/20/2006
                     800       80.4300    10/17/2006     10/20/2006
                  27,400       82.0000    10/17/2006     10/20/2006
                   7,100       80.5000    10/17/2006     10/20/2006
                   8,900       81.6500    10/17/2006     10/20/2006
                   1,300       80.3300    10/17/2006     10/20/2006
                  10,000       80.9300    10/17/2006     10/20/2006
                   2,500       81.5600    10/17/2006     10/20/2006
                   1,000       81.6700    10/17/2006     10/20/2006
                   4,700       80.5900    10/17/2006     10/20/2006
                  14,600       81.1000    10/17/2006     10/20/2006
                   3,100       81.2300    10/17/2006     10/20/2006
                   1,900       80.8500    10/17/2006     10/20/2006
                  34,600       81.2500    10/17/2006     10/20/2006
                     100       80.4500    10/17/2006     10/20/2006
                   1,400       80.9200    10/17/2006     10/20/2006
                  10,600       80.9100    10/17/2006     10/20/2006
                   5,000       80.8700    10/17/2006     10/20/2006
                     100       81.5000    10/17/2006     10/20/2006
                   2,900       80.6600    10/17/2006     10/20/2006
                   2,600       80.5200    10/17/2006     10/20/2006
                   2,000       81.1200    10/17/2006     10/20/2006
                   1,500       80.8300    10/17/2006     10/20/2006
                     100       81.2000    10/17/2006     10/20/2006
                     200       80.6500    10/17/2006     10/20/2006
                   9,300       80.9600    10/17/2006     10/20/2006
                   1,100       80.5700    10/17/2006     10/20/2006
                  10,000       80.4000    10/17/2006     10/20/2006
                   4,400       80.7000    10/17/2006     10/20/2006
                   2,200       80.8400    10/17/2006     10/20/2006
                     200       81.4800    10/17/2006     10/20/2006
                     200       81.0300    10/17/2006     10/20/2006
                     400       80.8600    10/17/2006     10/20/2006
                  22,300       80.3100    10/17/2006     10/20/2006
                   1,600       80.6900    10/17/2006     10/20/2006
                     800       80.9000    10/17/2006     10/20/2006
                     400       81.2600    10/17/2006     10/20/2006
                   1,800       80.7500    10/17/2006     10/20/2006
                   2,600       80.3000    10/17/2006     10/20/2006
                   3,400       80.9700    10/17/2006     10/20/2006
                     200       80.7300    10/17/2006     10/20/2006
                   1,600       80.4400    10/17/2006     10/20/2006
                     200       80.7800    10/17/2006     10/20/2006

                     400       81.4700    10/17/2006     10/20/2006
                   3,400       81.3500    10/17/2006     10/20/2006
                     100       81.3500    10/17/2006     10/20/2006
                   1,100       81.4400    10/17/2006     10/20/2006
                   1,600       80.8200    10/17/2006     10/20/2006
                   1,900       81.2200    10/17/2006     10/20/2006
                   1,700       81.3400    10/17/2006     10/20/2006
                   7,800       80.2300    10/17/2006     10/20/2006
                     800       81.4600    10/17/2006     10/20/2006
                   2,500       81.5300    10/17/2006     10/20/2006
                   3,700       81.1000    10/17/2006     10/20/2006
                   3,100       81.1600    10/17/2006     10/20/2006
                   3,800       80.5300    10/17/2006     10/20/2006
                     300       81.1800    10/17/2006     10/20/2006
                   3,000       81.0900    10/17/2006     10/20/2006
                   5,700       80.8100    10/17/2006     10/20/2006
                   2,100       81.1500    10/17/2006     10/20/2006
                   4,200       80.3200    10/17/2006     10/20/2006
                  14,200       81.1500    10/17/2006     10/20/2006
                  49,900       81.0000    10/17/2006     10/20/2006
                  10,000       81.3000    10/17/2006     10/20/2006
                   3,200       80.9100    10/17/2006     10/20/2006
                   1,400       82.0500    10/17/2006     10/20/2006
                   1,700       81.1600    10/17/2006     10/20/2006
                   3,000       80.9900    10/17/2006     10/20/2006
                     400       80.7900    10/17/2006     10/20/2006
                     600       80.5600    10/17/2006     10/20/2006
                  11,100       81.6100    10/17/2006     10/20/2006
                   6,600       81.7000    10/17/2006     10/20/2006
                   2,550       81.1100    10/17/2006     10/20/2006
                     100       81.0100    10/17/2006     10/20/2006
                  10,000       80.7000    10/17/2006     10/20/2006
                  10,000       81.6000    10/17/2006     10/20/2006
                   3,700       81.3400    10/17/2006     10/20/2006
                   1,900       80.5500    10/17/2006     10/20/2006
                   5,800       80.3400    10/17/2006     10/20/2006
                  25,850       81.0000    10/17/2006     10/20/2006
                   1,400       81.2800    10/17/2006     10/20/2006
                   5,300       81.2400    10/17/2006     10/20/2006
                   3,200       80.4700    10/17/2006     10/20/2006
                   1,800       80.9500    10/17/2006     10/20/2006
                   6,100       80.9300    10/17/2006     10/20/2006
                   4,200       80.3500    10/17/2006     10/20/2006
                     600       80.7700    10/17/2006     10/20/2006
                   3,500       81.0600    10/17/2006     10/20/2006
                   1,300       80.9200    10/17/2006     10/20/2006
                     600       82.0200    10/17/2006     10/20/2006
                     100       81.6600    10/17/2006     10/20/2006
                     200       81.0600    10/17/2006     10/20/2006
                   2,700       80.8500    10/17/2006     10/20/2006
                     500       80.7600    10/17/2006     10/20/2006
                     100       81.1400    10/17/2006     10/20/2006
                   1,100       81.0200    10/17/2006     10/20/2006
                     200       81.2200    10/17/2006     10/20/2006
                   1,800       81.5100    10/17/2006     10/20/2006
                     100       80.1900    10/17/2006     10/20/2006
                     400       80.8000    10/17/2006     10/20/2006
                   1,300       80.3800    10/17/2006     10/20/2006
                   2,300       81.4500    10/17/2006     10/20/2006
                  10,700       80.9400    10/17/2006     10/20/2006
                   8,400       81.1800    10/17/2006     10/20/2006
                   1,800       80.8700    10/17/2006     10/20/2006
                     500       81.2500    10/17/2006     10/20/2006

                     700       81.1300    10/17/2006     10/20/2006
                   3,400       80.4600    10/17/2006     10/20/2006
                   4,000       81.4000    10/17/2006     10/20/2006
                     200       80.6400    10/17/2006     10/20/2006
                     800       80.6000    10/17/2006     10/20/2006
                     900       80.3900    10/17/2006     10/20/2006
                     300       81.4100    10/17/2006     10/20/2006
                  12,500       81.0100    10/17/2006     10/20/2006
                  14,300       81.2000    10/17/2006     10/20/2006
                   4,600       80.4100    10/17/2006     10/20/2006
                     200       80.3600    10/17/2006     10/20/2006
                   6,000       81.3000    10/17/2006     10/20/2006
                  37,000       81.5000    10/17/2006     10/20/2006
                   1,400       80.8800    10/17/2006     10/20/2006
                   2,200       81.0500    10/17/2006     10/20/2006
                   2,400       80.9800    10/17/2006     10/20/2006
                   1,000       81.4500    10/17/2006     10/20/2006
                   2,300       82.0100    10/17/2006     10/20/2006
                   4,000       81.2100    10/17/2006     10/20/2006
                     100       81.6900    10/17/2006     10/20/2006
                   2,900       80.6100    10/17/2006     10/20/2006
          33                   81.6700    10/17/2006     10/20/2006
                  11,027       81.3598    10/17/2006     10/20/2006
          34                   81.8800    10/18/2006     10/23/2006
                   4,900       82.1500    10/18/2006     10/23/2006
                   4,600       82.2900    10/18/2006     10/23/2006
                     400       80.9900    10/18/2006     10/23/2006
                     400       82.1100    10/18/2006     10/23/2006
                   2,700       81.8600    10/18/2006     10/23/2006
                     400       82.3200    10/18/2006     10/23/2006
                   2,500       81.7200    10/18/2006     10/23/2006
                  33,430       81.7500    10/18/2006     10/23/2006
                     100       80.6300    10/18/2006     10/23/2006
                     200       81.9500    10/18/2006     10/23/2006
                     900       81.5500    10/18/2006     10/23/2006
                     200       82.3100    10/18/2006     10/23/2006
                     700       82.1600    10/18/2006     10/23/2006
                   1,700       81.8000    10/18/2006     10/23/2006
                   4,800       81.7600    10/18/2006     10/23/2006
                   1,500       81.9100    10/18/2006     10/23/2006
                     700       81.3600    10/18/2006     10/23/2006
                   1,200       80.6200    10/18/2006     10/23/2006
                   1,000       81.1100    10/18/2006     10/23/2006
                     700       81.9100    10/18/2006     10/23/2006
                   1,200       81.6000    10/18/2006     10/23/2006
                     300       80.3600    10/18/2006     10/23/2006
                     400       80.2800    10/18/2006     10/23/2006
                   2,200       81.7300    10/18/2006     10/23/2006
                     400       80.3100    10/18/2006     10/23/2006
                     800       80.8300    10/18/2006     10/23/2006
                     100       81.3000    10/18/2006     10/23/2006
                     900       81.4600    10/18/2006     10/23/2006
                     200       82.1800    10/18/2006     10/23/2006
                  32,770       82.1000    10/18/2006     10/23/2006
                     300       80.5500    10/18/2006     10/23/2006
                   1,600       81.6700    10/18/2006     10/23/2006
                   2,100       81.1400    10/18/2006     10/23/2006
                     900       82.2400    10/18/2006     10/23/2006
                     900       82.1500    10/18/2006     10/23/2006
                     100       80.6900    10/18/2006     10/23/2006
                   2,700       81.4800    10/18/2006     10/23/2006
                     100       80.5400    10/18/2006     10/23/2006
                     400       82.2700    10/18/2006     10/23/2006

                     700       81.0000    10/18/2006     10/23/2006
                  13,900       81.9200    10/18/2006     10/23/2006
                   1,400       81.3300    10/18/2006     10/23/2006
                     700       82.1400    10/18/2006     10/23/2006
                   6,400       82.1100    10/18/2006     10/23/2006
                     400       81.3900    10/18/2006     10/23/2006
                   1,400       82.0900    10/18/2006     10/23/2006
                   1,200       82.0700    10/18/2006     10/23/2006
                     900       80.8800    10/18/2006     10/23/2006
                     600       81.2100    10/18/2006     10/23/2006
                     500       81.5700    10/18/2006     10/23/2006
                  41,700       82.0000    10/18/2006     10/23/2006
                     100       81.1200    10/18/2006     10/23/2006
                     700       80.6100    10/18/2006     10/23/2006
                     400       81.5100    10/18/2006     10/23/2006
                   5,000       82.2500    10/18/2006     10/23/2006
                  23,800       81.9000    10/18/2006     10/23/2006
                     400       80.9700    10/18/2006     10/23/2006
                     500       80.2600    10/18/2006     10/23/2006
                   7,400       82.0900    10/18/2006     10/23/2006
                   1,900       81.1600    10/18/2006     10/23/2006
                   3,400       81.5600    10/18/2006     10/23/2006
                     400       82.0100    10/18/2006     10/23/2006
                     600       80.7200    10/18/2006     10/23/2006
                     300       80.5200    10/18/2006     10/23/2006
                   1,200       81.6400    10/18/2006     10/23/2006
                   1,900       81.3500    10/18/2006     10/23/2006
                     400       80.7900    10/18/2006     10/23/2006
                     200       81.7100    10/18/2006     10/23/2006
                   3,400       81.5800    10/18/2006     10/23/2006
                   3,300       81.8100    10/18/2006     10/23/2006
                     500       80.8500    10/18/2006     10/23/2006
                     500       80.5900    10/18/2006     10/23/2006
                     100       80.9300    10/18/2006     10/23/2006
                     500       82.0300    10/18/2006     10/23/2006
                   3,800       81.8800    10/18/2006     10/23/2006
                     200       80.9100    10/18/2006     10/23/2006
                     700       82.1300    10/18/2006     10/23/2006
                   2,200       82.0200    10/18/2006     10/23/2006
                   1,400       81.0800    10/18/2006     10/23/2006
                   1,800       81.6900    10/18/2006     10/23/2006
                   2,100       81.6300    10/18/2006     10/23/2006
                   2,600       82.0500    10/18/2006     10/23/2006
                     500       81.0300    10/18/2006     10/23/2006
                     100       80.8200    10/18/2006     10/23/2006
                   3,800       81.6800    10/18/2006     10/23/2006
                     800       81.2300    10/18/2006     10/23/2006
                   8,800       82.0000    10/18/2006     10/23/2006
                   5,100       81.5000    10/18/2006     10/23/2006
                     200       81.3400    10/18/2006     10/23/2006
                   2,100       82.1400    10/18/2006     10/23/2006
                   3,100       82.0400    10/18/2006     10/23/2006
                     400       80.5800    10/18/2006     10/23/2006
                     100       81.2500    10/18/2006     10/23/2006
                     100       82.3700    10/18/2006     10/23/2006
                   1,000       81.6200    10/18/2006     10/23/2006
                     200       81.4000    10/18/2006     10/23/2006
                   8,700       81.8500    10/18/2006     10/23/2006
                     500       80.6400    10/18/2006     10/23/2006
                     100       80.4600    10/18/2006     10/23/2006
                   2,800       82.0800    10/18/2006     10/23/2006
                   2,000       80.9200    10/18/2006     10/23/2006
                   2,800       81.5200    10/18/2006     10/23/2006

                     100       80.4300    10/18/2006     10/23/2006
                   1,100       81.6100    10/18/2006     10/23/2006
                     100       82.3400    10/18/2006     10/23/2006
                     600       81.2900    10/18/2006     10/23/2006
                   1,000       80.9800    10/18/2006     10/23/2006
                  31,100       82.1000    10/18/2006     10/23/2006
                     300       80.5700    10/18/2006     10/23/2006
                   7,200       82.0300    10/18/2006     10/23/2006
                   1,000       81.7800    10/18/2006     10/23/2006
                     300       80.5100    10/18/2006     10/23/2006
                     600       81.2000    10/18/2006     10/23/2006
                     200       81.9300    10/18/2006     10/23/2006
                     900       80.7100    10/18/2006     10/23/2006
                   7,100       81.8700    10/18/2006     10/23/2006
                     100       81.2400    10/18/2006     10/23/2006
                     400       82.1700    10/18/2006     10/23/2006
                     200       82.1200    10/18/2006     10/23/2006
                   1,400       80.8600    10/18/2006     10/23/2006
                     900       81.5400    10/18/2006     10/23/2006
                   3,400       81.7500    10/18/2006     10/23/2006
                     200       80.7000    10/18/2006     10/23/2006
                   1,100       81.0100    10/18/2006     10/23/2006
                     400       80.9600    10/18/2006     10/23/2006
                     200       82.2600    10/18/2006     10/23/2006
                   2,400       81.1500    10/18/2006     10/23/2006
                   1,500       81.3100    10/18/2006     10/23/2006
                   1,600       81.5300    10/18/2006     10/23/2006
                   1,200       80.9500    10/18/2006     10/23/2006
                     900       81.9900    10/18/2006     10/23/2006
                   2,000       81.0200    10/18/2006     10/23/2006
                   5,800       82.0100    10/18/2006     10/23/2006
                     200       80.5600    10/18/2006     10/23/2006
                     100       81.1300    10/18/2006     10/23/2006
                     400       81.3800    10/18/2006     10/23/2006
                     200       80.7400    10/18/2006     10/23/2006
                   1,000       82.0400    10/18/2006     10/23/2006
                     300       80.7300    10/18/2006     10/23/2006
                     800       81.4700    10/18/2006     10/23/2006
                     200       80.3300    10/18/2006     10/23/2006
                   7,200       81.9000    10/18/2006     10/23/2006
                     300       81.2700    10/18/2006     10/23/2006
                   3,300       82.0200    10/18/2006     10/23/2006
                   4,800       81.8900    10/18/2006     10/23/2006
                     100       81.3700    10/18/2006     10/23/2006
                     200       82.2100    10/18/2006     10/23/2006
                   2,600       81.8300    10/18/2006     10/23/2006
                   2,100       81.6600    10/18/2006     10/23/2006
                     100       81.0500    10/18/2006     10/23/2006
                     200       81.4400    10/18/2006     10/23/2006
                     200       80.6600    10/18/2006     10/23/2006
                     900       81.8200    10/18/2006     10/23/2006
                     500       81.1900    10/18/2006     10/23/2006
                   2,000       81.4200    10/18/2006     10/23/2006
                     200       80.6700    10/18/2006     10/23/2006
                     700       81.0700    10/18/2006     10/23/2006
                     100       81.4500    10/18/2006     10/23/2006
                     200       82.1900    10/18/2006     10/23/2006
                  10,600       82.2000    10/18/2006     10/23/2006
                     100       81.4900    10/18/2006     10/23/2006
                     700       80.9000    10/18/2006     10/23/2006
                   9,500       82.0500    10/18/2006     10/23/2006
                     300       81.0400    10/18/2006     10/23/2006
                     500       81.2200    10/18/2006     10/23/2006

                     400       80.6000    10/18/2006     10/23/2006
                     100       81.2600    10/18/2006     10/23/2006
                   1,200       81.8400    10/18/2006     10/23/2006
                     100       80.8700    10/18/2006     10/23/2006
                   1,400       81.1700    10/18/2006     10/23/2006
                     100       80.9400    10/18/2006     10/23/2006
                   2,300       81.6500    10/18/2006     10/23/2006
                   2,100       81.7400    10/18/2006     10/23/2006
                   2,700       81.5900    10/18/2006     10/23/2006
                   3,300       82.1600    10/18/2006     10/23/2006
                   8,000       82.0600    10/18/2006     10/23/2006
                     800       80.8900    10/18/2006     10/23/2006
                   6,700       82.1200    10/18/2006     10/23/2006
                   1,400       81.3200    10/18/2006     10/23/2006
                     100       81.4300    10/18/2006     10/23/2006
                     100       81.9800    10/18/2006     10/23/2006